

Mail Stop 3233

April 28, 2017

Via E-Mail
Daniel Shaeffer
Chief Executive Officer
Cottonwood Multifamily REIT II, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

> **Re:** **Cottonwood Multifamily REIT II, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 3, 2017**
> **File No. 024-10615**

Dear Mr. Shaeffer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Prior Performance Summary, page 76

1. Please update your prior performance summary and prior performance tables in Exhibit 15.1 through December 31, 2016.

Financial Statements

Report of Independent Auditors, page F-2

2. We note that the date of the audit report is inconsistent with the date of the audit report referred to within Exhibit 11. Please correct this inconsistency in an amended filing on Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Darryl Steinhause
        DLA Piper LLP